Exhibit 99.1

Schedule II — Valuation and Qualifying Accounts

VALUATION AND QUALIFYING ACCOUNTS
ALLOWANCE FOR UNCOLLECTIBLES
(dollars in thousands)

	Balance at			Balance at
	beginning		Deductions	end of
	of period	Additions[1]	(Write-offs)	period
December 31, 2003	$13,549	$210	$9,128	$4,631
December 31, 2002	$15,850	$(1,107)	$1,194	$13,549
December 31, 2001	$7,292	$14,847	$6,289	$15,850

[1] Additions for the year ended December 31, 2002, includes increases in reserves of $2,578 offset by recoveries of receivables reserved in 2001 of $3,685. Additions for the year ended December 31, 2003, includes increases in reserves of $1,330 offset by recoveries of receivables reserved in prior years of $1,120.